April 25, 2017

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:	TriLinc Global Impact Fund, LLC

Withdrawal of Registration Statement on Form S-1

File Number: 333-208145

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), TriLinc Global Impact Fund, LLC (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-208145), together with all exhibits and amendments thereto (the “Registration Statement”). The Registration Statement was originally filed with the Commission on November 20, 2015.

The Registrant hereby confirms that no securities have been sold pursuant to the Registration Statement or the prospectus contained therein, and the Registration Statement was not declared effective by the Commission.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Registrant for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to Gloria S. Nelund, TriLinc Global Impact Fund, LLC, 1230 Rosecrans Avenue, Suite 605, Manhattan Beach, California 90266, facsimile number (440) 247-3709 or gnelund@TriLincGlobal.com, with a copy to Judith Fryer, Greenberg Traurig LLP, 200 Park Avenue, New York, New York 10166, facsimile number (212) 805-9330 or fryerj@gtlaw.com.

If you have any questions with respect to this matter, please contact Judith Fryer of Greenberg Traurig, LLP at (212) 801-9330.

Sincerely,

TRILINC GLOBAL IMPACT FUND, LLC

By:	/s/ Gloria S. Nelund
Name: Gloria S. Nelund
Title: Chairman, Chief Executive Officer and President